August 16, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for QNB Corp. and, under the date of February 20, 2004, we reported on the consolidated financial statements of QNB Corp. as of and for the years ended December 31, 2003 and 2002. On August 16, 2004, our appointment as principal accountants was terminated. We have read QNB Corp.'s statements included under Item 4 of its Form 8-K dated August 16, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with QNB Corp.'s statements in paragraphs one and five of Item 4, other than the fact that KPMG was dismissed as the independent public accountant of the Registrant on August 16, 2004.

Very truly yours,

/s/ KPMG LLP

KPMG LLP